Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Simon Property Group, Inc. ("Simon Property"), on Form 10-K for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Simon Property.

/s/ DAVID SIMON

David Simon
Chairman of the Board of Directors
and Chief Executive Officer
February 28, 2012

/s/ STEPHEN E. STERRETT

Stephen E. Sterrett
Senior Executive Vice President and
Chief Financial Officer
February 28, 2012